Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

October 1, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Jennifer Gowetski, Esq.

Re:	American Realty Capital Healthcare Trust, Inc.
Registration Statement on Form S-11
Filed August 27, 2010
File No. 333-169075

Dear Ms. Gowetksi:

On behalf of our client, American Realty Capital Healthcare Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 23 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on August 27, 2010 (No. 333-169075) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.  All page number references in the Company’s responses are to page numbers in Amendment No. 1.

General

1.
We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption.  Further, please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to operate its business in a manner that will permit the Company to maintain an exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”) pursuant to Section 3(c)(5)(C) of the Investment Company Act and certain related No-Action Letters from the Commission.  Pursuant to this exemption, (i) at least 55% of the Company’s assets must consist of real estate fee interests or loans secured exclusively by real estate, or both, (ii) at least 25% of the Company’s assets must consist of loans secured primarily by real estate (this percentage will be reduced by the amount by which the percentage in (i) above is increased), and (iii) up to 20% of the Company’s assets may consist of miscellaneous investments.  The Company intends to engage primarily in the business of buying real estate, specifically medical office buildings and healthcare-related facilities, or other securities that are secured by real estate.  Further, the Company acknowledges that participations in mortgage loans, mortgage-backed securities, mezzanine loans, preferred equity investments joint venture investments and the equity securities of other real estate companies may not constitute qualifying real estate assets in accordance with the above requirements, depending on the characteristics of the specific investments.  However, the Company expects that such investments will constitute a small part of the Company’s overall portfolio composition.  The Company intends to monitor compliance with these requirements on an ongoing basis.

2.
Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5.

The Company acknowledges that sales literature that is used in connection with this offering must set forth a balanced presentation as set forth in Item 19.B of Industry Guide 5.  We advise the Staff that the Company has not yet prepared sales literature for use in connection with this offering.  The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

3.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

We advise the Staff that the Company will submit to the Staff for review all pictures, graphics or artwork that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement.

4.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc.  (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

We advise the Staff that the Company’s share repurchase program is consistent with the relief previously granted by the Division of Corporate Finance in the aforementioned no action letters.  We note the following with respect to the Company’s share repurchase program: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program in the event that a secondary market for the Company’s common stock develops; stockholders must have held the Company’s common stock for at least one year to participate in the share repurchase program; the Company will purchase shares of its common stock at a price that does not exceed the then current offering price; during the offering and for five years thereafter, the number of shares to be redeemed at any time during a year will not exceed 5% of the number of shares outstanding of the Company; and the terms of the share repurchase program are fully disclosed in the Company’s prospectus.

5.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

We advise the Staff that the Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  With respect to the Company’s share repurchase program during the offering period, we note the following: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; the Company purchases shares of its common stock under its share repurchase program at a price that does not exceed the then current public offering price; the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and except as otherwise exempted therein, the Company shall comply with Regulation M.

6.
We note that you are registering $1,737,500,000 worth of shares of your common stock.  Please confirm to us that you reasonably expect to offer and sell this amount in the next two years.  Refer to Rule 415(a)(2).

The Company confirms that it reasonably expects to offer and sell $1,737,500,000 worth of shares of its common stock in the next two years.

Cover Page

7.
Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus.  Please revise and limit the cover page to one page.

We confirm to the Staff that the Company has limited the cover page to one page as required by Item 501.

Prospectus Summary, page 1

8.
We note that your summary is 23 pages long and you currently repeat a lot of information in your summary section that appears in the body of the prospectus.  Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant and eliminate repetitive disclosure.

We advise the Staff that the Company has revised the prospectus summary to include only those aspects of the offering that are the most significant and to eliminate repetitive disclosure.

9.
We note your disclosure on the cover that you are offering your shares on a “reasonable best efforts” basis and that “reasonable best efforts” means that your dealer manager is not obligated to purchase a specific number or dollar amount of shares.  Please revise your disclosure in this section to clarify how a “reasonable best efforts” offering differs from a best efforts offering.

The Company believes that the addition of “reasonable” to the “best efforts” standard clarifies that the level of effort required of the dealer manager of the offering must be consistent with current market practice.  The Company believes that “best efforts” may be interpreted to require effort that goes above and beyond that which is reasonable and market, including the undue expenditure of funds.

The Company’s view on this topic stems from a Second Circuit case, in which the court noted the word “reasonably” in holding that a party had satisfied an obligation under a licensing agreement that it use “reasonably best efforts” not to disclose certain information. Stamicarbon, N.V. v. American Cyanamid Co., 506 F.2d 532, 538 (2d Cir. 1974).  The Second Circuit concluded that the word “reasonably” must add some meaning to the concept of “best efforts”. This led one analysis to suggest that the phrases best efforts and reasonable best efforts “should not be used interchangeably.” Glenn D. West & Susan Y. Chao, Annual Survey of Texas Law: Corporations, 56 SMU L. REV. 1397, 1423 n.208 (citing Stamicarbon).

We advise the Staff that conducting this offering on a “reasonable best efforts” basis is not original idea.  For other offerings conducted on a “reasonable best efforts” basis, please see, for example:  exhibit 10.1 to Form 8-K for Transatlantic Petroleum Ltd., filed on September 28, 2010; exhibit 10.20 to Form S-1/A for International Stem Cell Corp., filed on March 26, 2010; exhibit 10.7 to Form 8-K for Sinocoking Coal & Coke Chemical Industries, Inc., filed on March 15, 2010; exhibit 10.2 to Form 8-K for ZBB Energy Corp., filed on March 8, 2010; exhibit 1.1 to Form S-1 for Antigenics Inc., filed on August 12, 2009; exhibit 10.41 to Form S-1/A for Amaizing Energy Holding Company, LLC, filed on February 12, 2008; and exhibit 2.H to Form N-2/A for Citigroup Alternative Investments Trust, filed on June 2, 2006.

10.	Please revise your disclosure in this section and throughout the prospectus, as applicable, to reflect that American Capital Realty New York Recovery REIT, Inc. was taken effective.

We advise the Staff that the Company has revised its disclosure on page 1 of and throughout the prospectus to reflect that American Realty Capital New York Recovery REIT, Inc. was taken effective on September 2, 2010.

11.
We note your disclosure that Mr. Schorsch has been active in the structuring and financial management of commercial real estate investments for over 25 years.  We further note the reference to the formation of ARCT in August 2007.  Please revise to specify his commercial real estate experience over the last 25 years.

We advise the Staff that the Company has revised its disclosure on page 3 of the prospectus to specify Mr. Schorsch’s commercial real estate experience over the last 25 years.

Are there any risks...?, page 4

12.	Please revise the tenth bullet point to clarify, if true, that you may sell assets to pay distributions.

We advise the Staff that the Company has revised the tenth bullet point on page 5 of the prospectus to clarify that the Company may sell assets to pay distributions.

 What are your exit strategies?, page 8

13.
We note that it is your intention to begin the process of achieving a Liquidity Event within three to five years after the termination of this primary offering.  Please revise to clarify the timeframe in which you anticipate the occurrence of a Liquidity Event.

We advise the Staff that the Company has revised its disclosure on pages 9 and 101 to clarify the timeframe in which the Company anticipates the occurrence of a Liquidity Event.

14.	Please revise to clarify, if true, that you may continue in perpetuity if your shareholders do not approve your proposed liquidity transactions.

We advise the Staff that the Company has revised the disclosure on page 9 of the prospectus to clarify that the Company may continue in perpetuity if its shareholders do not approve its proposed liquidity transactions.

What are the fees that you will pay to the advisor ...?, page 11

15.
We note that you may pay 7% or 7.5% of gross proceeds to your dealer manager.  Please revise your table to provide the estimated amount for each of the 7% fee and the 7.5% fee.  In addition, please revise to clarify how a portion of the dealer manager fee will be reallowed.  Please make similar revisions to your disclosure on page 82.

We kindly refer the Staff to footnote 1 on page 59 of the prospectus.  In addition, the Company has revised the disclosure in footnote 1 on page 85 of the prospectus to clarify how a portion of the selling commissions and dealer manager fee will be reallowed.

16.
We note that you will reimburse your advisor for personnel costs.  Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers.  If so, please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers.  Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”  Please make similar revisions to your disclosure on page 82.

We kindly refer the Staff to footnote 2 on page 59 and footnote 2 on page 85 of the prospectus which states that the Company will reimburse its advisor for its portion of the salaries of the employees of its affiliates who provide services to the advisor.  The advisor will not be reimbursed for the direct payment of such organization and offering expenses that exceed 1.5% of the aggregate gross proceeds of this offering over the life of the offering.

Risk Factors, page 24

17.
Please add a risk factor to explain that upon any internalization of your advisor, certain key employees may not remain with the entities but will instead remain employees of the sponsor or its affiliates.  In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another American Realty entity.

We advise the Staff that the Company has revised the disclosure on page 26 to add a risk factor to explain that, upon any internalization of its advisor, certain key employees may not remain with the advisor but will instead remain employees of the sponsor or its affiliate.  In addition, the Company has revised the risk factor entitled “If our advisor loses or is unable to obtain key personnel, including in the event another American Realty Capital-sponsored program internalizes its advisor, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment” to address the impact on the Company of the advisor is internalized by another American Realty Entity.

You are bound by the majority vote on matters ..., page 33

18.
As currently written, this risk factor discusses a risk that affects companies across industries.  As such, it appears broad and generic.  Please revise to clarify how the risks are specific to you or revise to remove this risk factor.

We advise the Staff that the Company has reviewed the disclosure and has removed the subject risk factor that was formerly on page 33.

Market Overview, page 61

19.
Please provide us with support for all quantitative and qualitative business and industry data used in this section.  Clearly mark the specific language in the supporting materials that supports each statement, further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

We advise the Staff that the Company will provide relevant sources for quantitative and qualitative business and industry data used in the Market Overview Section in connection with the filing of a future amendment to the Registration Statement.

Management, page 67

Executive Officers and Directors, page 69

20.
For each director, please provide all of the disclosure required by Item 401(c) of Regulation S-K.  For example, for Mr. Schorsch, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for you in light of your business and structure.

We kindly refer to the Staff to page 67 where the Company addresses the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Schorsch and Mr. Kahane should serve as a director for the Company in light of the Company’s business and structure.

We advise the Staff that independent directors will be named in a future amendment to the Registration Statement, and, when such independent directors are appointed, the Company will include the disclosure required by Item 401(c) of Regulation S-K.

Dealer Manager, page 79

21.
For each officer of your dealer manager, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced.  If an officer assumed a different position during their tenure with a particular entity, please provide this date as well.  Please revise your disclosure to provide all information required by Item 401 of Regulation S-K.

We advise the Staff that the Company has revised its disclosure on page 77 to provide the month and year each individual’s employment started and ended with each entity referenced.

Conflicts of Interest, page 92

22.	Please disclose whether any of the other entities referenced in the second paragraph of this section have similar investment objectives to you.

We advise the Staff that the Company has revised its disclosure on page 89 to disclose that none of the other programs have similar investment objectives to the Company’s investment objectives.

Management’s Discussion and Analysis ..., page 114

Liquidity and Capital Resources, page 114

23.	Please disclose whether you have received a commitment from a lender to provide financing or clarify, if true, that you have no assurances of any financing.

We advise the Staff that the Company has revised the disclosure on page 112 to clarify that the Company has no assurances of any financing.

Prior Performance Summary, page 118

24.	Please provide the disclosure required by Item 8.A.1 of Industry Guide 5, including aggregate amounts.

We advise the Staff that the Company has revised the disclosure on page 115 of the prospectus to provide the disclosure required by Item 8.A.1 of Industry Guide 5.

25.	Please provide a discussion of any major adverse business developments or conditions experienced by any prior program.

We advise the Staff that the Company believes there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors.

26.	Please provide the disclosure required by Item 8.A.4 of Industry Guide 5.

We advise the Staff that the Company has revised the disclosure on pages 117 and 118 of the prospectus to provide the disclosure required by Item 8.A.4 of Industry Guide 5.

Material U.S. Federal Income Tax Considerations, page 121

27.
We note that the Health Care and Education Reconciliation Act of 2010 was signed into law recently.  It appears that this may impact your investors.  Please revise to disclose the impact of this Act or tell us why you believe such impact is not material.

We advise the Staff that the Company has revised the disclosure on page 133 of the prospectus to disclose the impact of the relevant provision of the Health Care and Education Reconciliation Act of 2010 on its investors.

Description of Securities, page 145

Restrictions on Ownership and Transfer, page 147

28.	Please clarify what constitutes “immediate written notice” on page 148.

We respectfully submit to the Staff that “immediate written notice” is a concept that generally is understood to mean that a shareholder must provide notice with all reasonable speed following an acquisition of shares in violation of the Company’s ownership limitations.  Furthermore, while the Internal Revenue Service has not interpreted the language “immediate written notice,” it has pointed to the “immediate written notice” requirement, which is contained in the excess share provision of a REIT’s charter, as one of a number of factors in its rulings on whether REIT shares transferred pursuant to the excess share provision are considered outstanding for purposes of determining whether the REIT is closely held.

29.
We note your disclosure on page 148 that individuals attempting to acquire shares in violation of the restrictions must provide 15 days notice.  However, you also state here and on page 153 that these individuals must provide ten business days notice before acquiring shares that would violate the restrictions.  Please revise your disclosure to clarify whether an individual must provide 15 days notice or ten business days notice when attempting to acquire shares that would violate the restrictions.

We advise the Staff that the Company has revised the disclosure on page 146 of the prospectus to clarify that an individual must provide ten business days’ notice when attempting to acquire shares in violation of the restrictions.

Distribution Policy and Distributions, page 148

30.	Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees.

We advise the Staff that the Company has revised the disclosure on page 147 of the prospectus to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to its advisor, particularly performance-based fees.

31.	We note your disclosure on page 53 that you may pay dividends using common stock. Please revise your disclosure in this section to address this.

We advise the Staff that the Company has revised the disclosure on page 147 of the prospectus to disclose that the Company may pay dividends using common stock.

Distribution Reinvestment Plan, page 154

Excluded Distributions, page 155

32.
Please explain the circumstances under which you would not permit distributions due to sales to be reinvested in your shares.  Please clarify whether you will make these distributions to your shareholders in cash.  Please disclose the impact of this decision on shareholders.

We advise the Staff that the Company has revised the disclosure on page 153 of the prospectus to disclose the circumstances under which it would not permit distributions attributable to net sales proceeds to be reinvested in its shares.  We kindly refer the Staff to page 153 of the prospectus, which provides that the distributions excluded from distributions that may be reinvested in shares under the distribution reinvestment plan may be in cash or other distributions attributable to net sales proceeds.  Furthermore, we kindly refer the Staff to page 156, which discloses the impact of the decision to exclude certain distributions, namely that the Company would not be able to use any of the excluded distribution to assist in meeting future distributions by the Company.

Share Repurchase Program, page 157

33.
We note your disclosure on page 34 that you will provide 30 days’ notice prior to suspending or terminating the program.  Please revise to provide this disclosure here.  Additionally, please clarify whether you will provide notice if you seek to amend the program.

We advise the Staff that the Company has revised the disclosure on page 156 of the prospectus to provide that the Company will provide 30 days’ notice prior to amending, suspending or terminating the share repurchase program.

34.	Please disclose the circumstances under which you would reject a request for repurchase.

We advise the Staff that the Company has revised the disclosure on page 156 of the prospectus to provide circumstances under which the Company would reject a request for repurchase.

Summary of Our Operating Partnership Agreement, page 169

Extraordinary Transactions, page 171

35.
We note your disclosure that a limited partner will have the right to exercise its exchange right in less than one year in the case of a proposed transaction.  Please tell us if the common shares that you may issue upon redemption of units will be issued in a transaction exempt from registration under the Securities Act.

The Company confirms that the common shares it may issue upon redemption of units will be issued in a transaction exempt from registration under the Securities Act.

Part II, page II-1

Item 37, Undertakings, page II-3

36.	Please revise paragraph (A) clause (ii) to include the entire undertaking required by Item 512(a)(l)(ii) of Regulation S-K.

We advise the Staff that the Company has revised the disclosure on page II-3 to include the undertaking found in Item 512(a)(5) of Regulation S-K.

Exhibits

37.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

The Company intends to submit the remaining exhibits, including the legal and tax opinions, prior to requesting effectiveness of the Registration Statement.  The Company will provide a draft copy of the legal and tax opinions for the Staff’s review.

38.	Please tell us why you are filing the “Form of various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

We advise the Staff that the Company intends to execute the various agreements concurrently with the closing of this offering. As such, the Company is not able to file final, executed agreements prior to effectiveness of the Registration Statement.

39.
We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1.  Please note that the final executed version of this document must be filed prior to effectiveness.  Please refer to Item 601(b)(3) of Regulation S-K.

We advise the Staff that the Company intends to file a final, executed version of the Company’s articles of amendment and restatement prior requesting effectiveness of the Registration Statement.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.